GENCO RESOURCES LTD.

Management’s Discussion and Analysis
For the Period Ended September 30, 2007

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)

November 28, 2007

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the Company’s consolidated financial statements for the period ended September 30, 2007 and the Company’s audited consolidated financial statements for the year ended December 31, 2006 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to exploit the entire Temascaltepec Mining District. The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of Common Shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company at its sole discretion. To date the Company has issued 2,170,742 Common Shares and paid US$1,500,000 in cash to satisfy the initial payment and first four annual payments to Luismin.

By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of December 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators. The report was prepared by Glenn R. Clark, a qualified independent person for NI 43-101 reporting purposes, and the findings were as follows:

		Silver	Gold			Silver
Classification	Tonnes	(g/t)	(g/t)	Silver (oz)	Gold (oz)	Eq. (oz)
Reserve
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,400	6,537,000
Resource
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,300	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold. Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling. All estimations were based on US$550/oz gold and US$11/oz silver. A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

Accomplishments

La Guitarra and San Rafael Mines
Since purchasing La Guitarra the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra Mine”). During the nine months ended September 30, 2007 capital investments focused on expanding infrastructure in La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included: construction of 2,851 metres of ramps, cross cuts and drifts; over 22,480 metres of diamond and core drilling consisting of 10,060 metres of reverse circulation drilling and 12,420 metres of core drilling; the development of new ore passes and ventilation raises; the construction of new warehouse facilities; relocation of offices; and acquisition of additional mining equipment.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of the La Guitarra vein. The Creston currently has a reserve of 77,400 tonnes grading 113 g/t silver and 2.2 g/t gold, 1,261,000 measured and indicated tonnes grading 70 g/t silver and 0.68g/t gold, and a resource of 14,000,000 tonnes grading 72 g/t silver and 0.77 g/t gold. Management believes that the Creston has the potential to be developed as a bulk tonnage low-moderate grade mining operation. Test mining was designed to provide baseline information for mineral recoveries and mining costs.

Metallurgical lab work conducted to test the recoverability of mineral in the Creston ore prior to the test mining had been limited to samples taken from surface outcrops and other areas exposed to the elements. Tests have shown the oxide ores at surface were amenable to heap leach processing with metal recoveries from column tests ranging between 54%-83% for silver and 51%-68% for gold using relatively finely crushed material after 280 days with tests ongoing and metal recoveries rising. Tests have also shown the oxide ores were amenable to cyanide mill processing with metal recoveries from bottle roll tests of up to 85% for silver and 95% for gold.

By processing ore obtained from the Creston test mining/surface stabilization program the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill. Initial recoveries on surface ore processed in the existing flotation mill were disappointing, but following adjustments to the reagent mix, grind and retention times recoveries improved dramatically. During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 82.54% for silver and 82.65% for gold of the mix of oxide and sulphide ores currently produced from underground.

During the nine month period ended September 30, 2007 approximately 16,000 tonnes of ore grade material were taken from surface and processed in the La Guitarra flotation mill. The Creston test mining was completed in April of 2007 and Management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston for future large scale production.

Nazareno
The historic Nazareno Mine is located approximately four kilometres northwest of La Guitarra. During the nine month period ended September 30, 2007 a plan for upgrading existing seasonal access to Nazareno to year round access was developed and initiated. The Company expects that this work will be completed during 2007. When completed the improved access will allow further exploration work at surface and from underground to determine the extent of mineralization and the economic feasibility of reopening the historic Nazareno Mine.

Initial plans for 2007 included approximately 200 additional metres of ramps and crosscuts, up to 2,000 metres of diamond drilling and metallurgical testing of samples obtained from old workings and crosscuts. During the period Company geologists remapped and sampled areas within existing infrastructure and determined that the work planned at Nazareno in 2007 was insufficient to adequately establish the potential for future exploration and development. At his time the Company is developing an expanded work program at Nazareno in 2008.

Mina de Agua
Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during the first half of 2006. This information was used to develop a surface diamond drill program and in the first nine months of 2007 over 7,600 metres of drilling was completed bringing total drilling in the area to over 14,400 metres.

Management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein to allow the extraction of test ore and enhance the information data base prior to making a commercial production decision. During the nine month period ended September 30, 2007 a development portal was collared and over 385 metres of underground ramps and drifts were developed to access the principal vein and historic workings.

General
The Company continues its efforts to contain costs. New equipment has been ordered for La Guitarra Mill, which is expected to reduce costs by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced based on current proven reserve average grades. The new mill equipment installation and other mill upgrades were expected to be completed in September of 2007; however delays originating with the supplier have resulted in the new equipment not arriving on site until late October. Installation and commissioning of the new equipment is ongoing and it is anticipated there will be minimal disruption of production while the upgrade work is conducted.

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (see news release dated August 3, 2006). The first phase included trenching, 50,000 meters of core drilling and district wide mapping and sampling. As of September 30, 2007 over 50,000 meters of core and reverse circulation drilling were complete. The majority of the planned trench work has been cancelled after initial trench results failed to provide useful information due to high levels of mineral leaching at surface. The Company is using information gained during phase one to develop plans for future district exploration, mine development and expansion of production. There are currently eight core drills and one reverse circulation drill deployed at La Guitarra and in the Temascaltepec District.

Overall Performance

During the period ended September 30, 2007 the Company recorded higher mill utilization at La Guitarra, but as a result of the lower grade ore and lower recoveries from the large scale surface test mining operation fewer silver and gold ounces were produced than the corresponding period in 2006. Mineral production has increase to near 2006 levels with the conclusion of the Creston test mining and the return to processing underground ore. The long term value of the information gained from the test mining is expected to exceed the value of any short term reduction in production. The Company anticipates increased mill utilization and the processing of higher grade underground ores during the second half of 2007 will partly compensate for any lost production, compared to 2006, during the first half of the year.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	9 Months Ended	9 Months Ended	12 Months Ended
	09/30/2007	09/30/2006	12/31/2006
Tonnes milled	46,828	40.339	53,873
Silver equivalent ounces	443,517	624,326	777,710
Silver ounces	236,593	427,748	532,506
Gold ounces	4,064	3,712	4,705
Silver equivalent grade (gpt)	359	540	501
Average realized silver price US$	13.15	11.30	11.54
Average realized gold price US$	669.76	598.42	601.70
Gold$/silver$ equivalency factor	50.92	52.96	52.12

Production Costs

During the period cash costs fell and total production costs increased slightly at La Guitarra with a cash operating cost of US$4.03 (September 30, 2006 - US$4.56), total cash cost of US$4.40 (September 30, 2006 - US$4.94) and total production costs of US$5.81 (September 30, 2006 - US$5.70) per silver equivalent ounce produced. Despite the significantly lower total ounces produced and less than optimized surface mining operation the cash operating cost and total cash cost were lower than in the corresponding period of 2006. Management feels this cost profile demonstrates the potential economic viability of mining the Creston and believes that with a much larger operation it may be possible to significantly lower costs through greater efficiencies of operation.

Selected Annual Information

	December 31,	December 31,	December 31,
	2006	2005	2004*
	$	$	$
Total revenue	8,568,324	7,187,026	3,723,638
Operating profit	2,967,581	2,582,409	370,023
Net income (loss)	(1,492,392)	719,078	(971,936)
Net income (loss) per-share	(0.05)	0.03	(0.05)
Net income (loss) per-share fully diluted	(0.05)	0.03	(0.05)

Total assets	22,445,075	14,905,482	10,970,848
Total long-term liabilities	3,005,842	2,636,481	4,066,642
Cash dividends per-share	–	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements. Operating profit is net of all mining and other costs incurred by La Guitarra.

Results of Operations

For the nine months ended September 30, 2007 revenues were $5,475,664 (September 30, 2006 - $7,026,100), cost of sales were $2,957,591 (September 30, 2006 - $3,723,021) and gross income from operations was $2,518,073 (September 30, 2006 - $3,303,079). The Company posted a net loss of $2,512,375 (September 30, 2006 - $547,084) and a net loss per share of $0.08 (September 30, 2006 – $0.02) .

Revenues during the period were affected by the test mining of surface ores. During the test lower than normal grade ores were processed and initial recoveries were below life of mine averages. Higher realized metals prices and increased mill through-put during the test were not sufficient to compensate for the lower grades and initial lower recoveries.

The Company continues to incur higher administrative expenses in 2007 due to ongoing studies and other work related to future mine expansion. Overall the Company continues to be profitable on its mining operations while posting a net loss due to continued mine expansion work and non cash accounting items.

During the nine month period ended September 30, 2007 cash flows used in investing activities were $6,843,263 (September 30, 2006 - $3,313,410) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra and the purchase of additional mine and mill equipment.

Assets totaled $46,243,773 at September 30, 2007, an increase of $23,798,698 during the period. Asset growth reflects the proceeds of financing activities, the ongoing development of the San Rafael Mine, development at Mina de Agua and district exploration. During the period current assets increased $17,666,016 to $22,469,489 (December 31, 2006 - $4,803,473) and the net working capital was $19,889,990 (December 31, 2006 - $1,525,734). Current liabilities decreased $698,240 during the period to $2,579,499 on September 30, 2007. Long term liabilities were $5,261,968.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	September 30	June 30	March 31	December 31
	2007	2007	2007	2006
	$	$	$	$
Total revenue	1,894,089	2,034,549	1,547,026	1,542,224
Operating profit	1,003,312	1,203,560	311,201	(335,498)
Net income (loss)	(837,921)	(835,877)	(838,577)	(945,308)
Net gain (loss) per-share	(0.02)	(0.02)	(0.03)	(0.03)
Net gain (loss) per-share fully diluted	(0.02)	(0.02)	(0.03)	(0.03)

	September 30	June 30	March 31	December 31
	2006	2006	2006	2005*
	$	$	$	$
Total revenue	2,009,404	2,691,220	2,325,476	1,354,722
Operating profit	1,090,936	1,344,112	868,031	537,120
Net gain (loss)	(351,610)	142,734	(338,209)	(55,517)
Net gain (loss) per-share	(0.01)	0.00	(0.01)	(0.00)
Net gain (loss) per-share fully diluted	(0.01)	0.00	(0.01)	(0.00)
*Restated

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the nine month period ended September 30, 2007 the Company recorded a stock-based compensation expense of $1,275,586 (September 30, 2006 - $746,035).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On September 30, 2007 the Company had cash reserves of $18,405,908 and current assets of $22,469,489 and net working capital of $19,889,990 (December 31, 2006 - $1,525,734). The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations. The Company’s cash is held in short term bank backed assets rated aaa or above. Management believes these investments are secure and do not expose the Company to significant risk.

The following table summarizes the Company’s contractual obligations on September 30, 2007.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$1,781,137	$498,150	$855,325	$427,662	Nil
Capital Lease Obligations	397,623	219,182	176,925	1,516	Nil
Operating Leases	549,937	199,258	350,679	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations*	$185,206	Nil	Nil	Nil	$185,206
Total Contractual Obligations	$2,913,903	$916,590	$1,382,929	$429,178	$185,206

*Asset retirement obligation – Present value of reclamation and closure costs

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many small resource companies cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the nine months ended September 30, 2007 consulting and management fees paid to directors and officers of the Company amounted to $369,975 (September 30, 2006 - $268,391). As at September 30, 2007 there were no amounts owing to directors and officers of the Company included in accounts payable (September 30, 2007: $2,129).

During the nine month period ended September 30, 2007 directors of the Company exercised options to purchase 480,072 Common Shares at prices ranging from $0.75 to $2.25 each and the Company received $576,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 and the Company received $9,630.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company’s accounting policy is described in the notes to the Company’s consolidated financial statements for the period ended March 31, 2007. During the first nine months of 2007 there were no changes in the accounting policy.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at September 30, 2007 as shown in the Company’s consolidated financial statements. There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 40,497,291 outstanding on September 30, 2007 and 40,770,624 as of the date of this MD&A. On September 30, 2007 options to purchase 2,904,432 Common Shares were outstanding. As of the date of this MD&A options to purchase 2,621,099 Common Shares and 3,733,333 warrants to purchase Common Shares were outstanding.

Controls and Procedures

The Company has developed controls and procedures relating to information and financial resources. Information controls have been developed to ensure material information requiring public disclosure is disseminated in a timely and fair manner. Financial controls have been developed to protect the Company’s assets and insure accurate and timely reporting of material financial information. Management is aware that controls and procedures can offer only reasonable assurance and not absolute assurance that the objectives of the controls and procedures will be met. There were no significant changes to the Company’s controls or procedures during the period ended September 30, 2007.

Outlook

During fiscal 2007 the Company will continue work to expand operations at La Guitarra including further development of the San Rafael Mine. The potential to open new production centers as Mina de Agua and Nazareno continue to be assessed and the Company hopes make production decisions on these areas during the year. Management is encouraged by the results of the recent test mining in the Creston area and will continue to explore options to exploit this substantial resource.

Genco believes that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. As the District potential becomes better known this information as well as information obtained from ongoing metallurgical studies will be used to plan future production and infrastructure expansion.

Kappes Cassiday & Associates have been retained to prepare a feasibility study for the construction of a heap leach and conventional milling processing plant with a combined total capacity of up to 5,000 tonnes per day. The study will examine several processing and production scenarios and with the conclusion of the study the Company hopes to make a decision regarding expansion of production at La Guitarra.

Genco continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive. La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Qualified Person

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A, was prepared by or under the supervision of a consultant to the Company, Glenn R. Clark B.Sc. (Geology) and PGeo., a ‘qualified person’ for the purposes of NI 43-101.